                                                                     Exhibit 4.1




THIS SENIOR NOTE WAS ISSUED IN A TRANSACTION THAT WAS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED OR SOLD EXCEPT IN A TRANSACTION REGISTERED UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

THIS SENIOR NOTE MAY NOT BE SOLD, ASSIGNED, PLEDGED, ENCUMBERED, DISPOSED OF OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SECTION 10 HEREOF.

NO TRANSFER OF THIS SENIOR NOTE WILL BE MADE ON THE BOOKS OF THE COMPANY UNLESS, IF THE COMPANY SO REQUESTS, IT IS ACCOMPANIED BY AN OPINION OF LEGAL COUNSEL EXPERIENCED IN SECURITIES ACT MATTERS, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, AND BY SUCH OTHER EVIDENCE AS THE COMPANY MAY REASONABLY REQUIRE THAT AN EXEMPTION FROM REGISTRATION IS AVAILABLE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES OR BLUE SKY LAW.

                        WIND RIVER INVESTMENT CORPORATION
                                 5% SENIOR NOTE
                              DUE SEPTEMBER 5, 2015

$[____]                                                       New York, New York

                                             Originally issued September 5, 2003

                            Reissued, as amended and restated, November __, 2003

            FOR VALUE RECEIVED, the undersigned, WIND RIVER INVESTMENT CORPORATION, a Delaware corporation (the "Company"), hereby promises to pay to the order of [_____] (together with their successors and assigns, the "Holder"), the principal sum of [_____] ($[_____]) U.S. Dollars, as the same may be (1) adjusted pursuant to Section 2 hereof or (2) increased by the amount of any Additional Principal Amount (as defined in Section 3(a) hereof) (such principal sum as so adjusted, together with any Additional Principal Amount, being referred to herein as the "Principal Amount"), together with interest from September 5, 2003 on the unpaid Principal Amount at 5% per annum (computed, for actual days elapsed, as if each full calendar year consisted of 365 days). The Principal Amount of this Senior Note is (1) payable in accordance with the provisions of Sections 3(b) and 3(c) hereof, and (2) payable in full on the earlier to occur of (a) a Change of Control (as defined in Section 1(a) hereof) and (b) September 5, 2015 (such date, the "Maturity Date"). Payments of principal and interest in cash are to be made by wire transfer to such bank account of the Holder as the Holder may from time to time designate, in lawful money of the United States of America. The Company shall pay accrued interest as provided in Section 3 hereof. As used herein, the term "Senior Note" includes this Senior Note and any Senior Note issued in exchange herefor or in replacement hereof. This Senior Note is one of several senior notes issued by the Company on or about September 5, 2003 and amended and restated on November __, 2003 on substantially the terms set forth herein, which notes in the aggregate are for an initial principal amount equal to $72,848,000 (this Senior Note, together with all other such senior notes, together with any senior notes issued in exchange herefor or in replacement hereof or exchange therefor or in replacement thereof are collectively referred to as the "Related Senior Notes").

            Section 1. Definitions.

            (a) The following terms, as used herein, have the following meanings:

            "Additional Principal Amount" has the meaning given in Section 3(a) hereof.

            "Affiliate" means, with respect to any person, any other person or entity directly or indirectly controlling, controlled by or under common control with, such person.

            "Cayman Parent" means United National Group, Ltd., an exempted company formed with limited liability under the laws of the Cayman Islands.

            "Cayman Parent Board" means the Board of Directors of Cayman Parent.

            "Cayman Purchaser" means U.N. Holdings (Cayman), Ltd, an exempted company formed with limited liability under the laws of the Cayman Islands.

            "Change of Control" means (i) the occurrence of any event or condition, including, without limitation, the consummation of any merger, consolidation or sale or purchase of securities, following which FPC and Affiliates of FPC, together with investment funds managed or controlled by FPC or by Affiliates of FPC cease (A) to have a majority of the outstanding voting power of Cayman Parent, or (B) to own 25% of the outstanding common shares of Cayman Parent on an as-converted, fully-diluted basis, or (ii) the sale of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, or Cayman Parent and its subsidiaries, taken as a whole, to any person other than FPC or an Affiliate of FPC, or an investment fund managed or controlled by FPC or any Affiliate of FPC.

            "Company" has the meaning given in the preamble hereof.

            "Company Board" means the Board of Directors of the Company.

            "Events of Default" has the meaning given in Section 4 hereof.

            "Excess Cash Flow" means, with respect to any fiscal year of Cayman Parent, an amount equal to the consolidated net income of Cayman Parent and its subsidiaries, as set forth in Cayman Parent's audited consolidated statement of income for such fiscal year prepared in accordance with United States generally accepted accounting principles, consistently applied, less such amount that the Cayman Parent Board may in good faith reasonably determine is required to be retained by Cayman Parent (i) to maintain an A.M. Best rating for each Material Subsidiary of at least "A" (without any negative outlook or similar qualification) following the payment required by Section 3(b); (ii) (A) to pay dividends in cash in respect of the Series A Preferred Shares and (B) to pay dividends in cash, direct or indirect, on any trust preferred or similar securities that Cayman Parent or one of its subsidiaries may issue; provided, in the case of this clause (ii), that the Company shall have made all payments of interest required on this Senior Note in cash and that such dividends shall not exceed $5 million per year; (iii) to maintain a level of statutory surplus applicable to any Material Subsidiary in any jurisdiction in which it is licensed so that the Material Subsidiary's Risk Based Capital is above the Company Action Level as provided for in that jurisdiction following the payment required by Section 3(b); or (iv) to provide the Company with appropriate levels of working capital, taking into account the levels and aging of the Company's reinsurance recoverables, in the case of clauses (i), (iii) and (iv) assuming all cash and investment securities held by Cayman Parent and its subsidiaries (other than the Material Subsidiaries and, in the case of clause (iv), other than the Company and the Material Subsidiaries) are contributed to the Company or the Material Subsidiaries as needed for such purposes.

            "Excess Interest Payment Amount" means, as of any date, an amount equal to the excess of (i) all interest paid in cash or Additional Principal Amount prior to such date (but not including any interest amounts credited as having been paid in accordance with the next to last sentence of Section 3(a) hereof) together with all interest accrued but not yet paid as of such date over
(ii) the total amount of interest that would have been payable prior to such date together with all interest that would have accrued as of such date had the principal amount of this Senior Note been, as of September 5, 2003, the principal amount of this Senior Note as subsequently adjusted in accordance with
Section 2 prior to such date.

            "FPC" means Fox, Paine & Co., LLC, a Delaware limited liability company.

            "Guaranty Agreement" means the Amended and Restated Deed of Guaranty, dated as of November __, 2003, by and among Cayman Parent and the Trusts.

            "Holder" has the meaning given in the preamble hereof.

            "Interest Payment Date" has the meaning given in Section 3(a) hereof.

            "Interest Underpayment Amount" means, as of any date, an amount equal to the excess of (i) the total amount of interest that would have been payable prior to such date together with all interest that would have accrued as of such date had the principal amount of this Senior Note been, as of September 5, 2003, the principal amount of this Senior Note as subsequently adjusted in accordance with Section 2 prior to such date over (ii) all interest paid in cash or Additional Principal Amount prior to such date (but not including any interest amounts credited as having been paid in accordance with the next to last sentence of Section 3(a) hereof) together with all interest accrued but not yet paid as of such date.

            "Investment Agreement" means the Amended and Restated Investment Agreement, dated as of September 5, 2003, by and among Cayman Purchaser, Cayman Parent, U.N. Holdings II, Inc., a Delaware corporation, U.N. Holdings LLC, a Delaware limited liability company, U.S. Parent, the Company and the Trusts.

            "Mandatory Prepayment" has the meaning given in Section 3(b) hereof.

            "Mandatory Prepayment Date" has the meaning given in Section 3(b) hereof.

            "Maturity Date" has the meaning given in the preamble hereof.

            "Material Subsidiary" means Diamond State Insurance Company, an Indiana corporation, United National Casualty Insurance Company, an Indiana corporation, United National

Insurance Company, a Pennsylvania corporation, and United National Specialty Insurance Company, Inc., a Wisconsin corporation.

            "Principal Amount" has the meaning given in the preamble hereof.

            "Related Senior Notes" has the meaning given in the preamble hereof.

            "Restricted Payment" means (i) any dividend or other distribution, direct or indirect, in respect of any class of capital stock or ownership interest of the Company or any of its subsidiaries, now or hereafter outstanding, except (A) a dividend payable solely in shares of common stock of the Company pro rata to all holders, (B) a dividend payable by a subsidiary of the Company to the Company or any other direct or indirect wholly-owned subsidiary of the Company, or (C) a dividend payable by the Company to a direct or indirect wholly-owned subsidiary of the Guarantor (as defined in the Guaranty Agreement), and (ii) any redemption, retirement, purchase or other acquisition, direct or indirect, of any shares of any class of capital stock or ownership interest of the Company or any of its subsidiaries, now or hereafter outstanding, or of any warrants, rights or options to acquire any such shares of capital stock or other interests; provided, however, that any dividend or other distribution in respect of, or payment made in redemption or other repurchase of, any preferred stock or similar ownership interest of the Company issued subject to Section 6.3 of the Shareholders Agreement shall not be a Restricted Payment.

            "Securities Act" means the Securities Act of 1933, as amended.

            "Senior Notes" has the meaning given in the preamble hereof.

            "Series A Preferred Shares" means the Series A Preferred Shares, par value $0.0001, of Cayman Parent.

            "Shareholders Agreement" means the Shareholders Agreement, dated as of September 5, 2003, by and among Cayman Purchaser, Cayman Parent and the Trusts.

            "Trusts" means those trusts set forth on Schedule A to the Investment Agreement.

            "U.S. Parent" means U.N. Holdings, Inc., a Delaware corporation.

            (b) As used in this Senior Note, the expressions "pay in full," "paid in full" or "payment in full" mean, with respect to any indebtedness, the final and indefeasible payment in full in cash of all such indebtedness in accordance with its terms.

            Section 2. Adjustment of Principal Amount. The Principal Amount of this Senior Note shall be subject to adjustment as contemplated by Sections 6.08 and 11.02(b) of the Investment Agreement. The Company, for its own benefit and for the benefit of any Indemnified Person (as such term is defined in the Investment Agreement) shall be entitled to reduce the Principal Amount by any amounts that may become due and payable to any Indemnified Person pursuant to the Investment Agreement in accordance with Section 11.02(b) of the Investment Agreement and that are not first credited against interest payable pursuant to the last sentence of

Section 3(a) hereof.

            Section 3. Repayments and Payments of Principal and Interest on this Senior Note.

            (a) Interest. Except as provided in this Section 3(a), interest on the unpaid balance of the Principal Amount will accrue at 5% per annum. Subject to this Section 3(a), interest is payable in cash, in arrears, on October 1 of each year, or, if such date is not a business day, on the immediately following business day, on any Mandatory Prepayment Date and on the Maturity Date (each, an "Interest Payment Date"). Notwithstanding anything herein to the contrary, all interest due on any Interest Payment Date (other than the Maturity Date) may, at the option of the Company, in lieu of being paid in cash, be added to the outstanding principal amount of this Senior Note (such additional principal amount from time to time being the "Additional Principal Amount") and, in such event, the Principal Amount shall be deemed to be increased by the amount of each Additional Principal Amount. Any Additional Principal Amount shall accrue interest from the Interest Payment Date on which such Additional Principal Amount was added. In the event that the principal amount of this Senior Note shall be adjusted as contemplated by Section 2 hereof, (i) an amount of interest due on any Interest Payment Date or Interest Payment Dates following such adjustment not in excess of the Excess Interest Payment Amount may, at the option of the Company, be credited against such interest and such interest shall be deemed to have been paid in the form of such credit, or (ii) an amount of interest equal to the Interest Underpayment Amount shall be payable on the Interest Payment Date following such adjustment. The Company, for its own benefit and for the benefit of any Indemnified Person (as such term is defined in the Investment Agreement) shall be entitled to credit against part or all interest payable under this Section 3(a) any amounts that may become due and payable to any Indemnified Person pursuant to the Investment Agreement in accordance with Section 11.02(b) of the Investment Agreement.

            (b) Mandatory Prepayments. From and after September 5, 2005, on October 1 of each such year (each, a "Mandatory Prepayment Date") the Company shall pay in cash an amount of the Principal Amount, and without any penalty or premium with respect to any Principal Amount so prepaid, equal to the Excess Cash Flow for the fiscal year of Cayman Parent ended immediately preceding such Mandatory Prepayment Date, together with interest on the Principal Amount so prepaid accrued to the applicable Mandatory Prepayment Date (each, a "Mandatory Prepayment"). Notwithstanding the foregoing, the Company shall not be required to repay, on any Mandatory Prepayment Date, the portion of any such Mandatory Prepayment that, in the reasonable good faith judgment of the Cayman Parent Board, equals the amount by which any amount that is likely to be due from the Holder under Section 11.02(a) of the Investment Agreement (determined on a pro rata basis, assuming that each Holder of a Related Note is responsible for its proportionate share of such amount) in connection with a specifically identified Claim (as that term is defined in the Investment Agreement) exceeds the Principal Amount that would be outstanding following such Mandatory Prepayment. If the Cayman Parent Board elects to withhold all or any portion of any Mandatory Prepayment pursuant to the preceding sentence, it shall provide the Holder with written notice detailing the basis for such withholding.

            (c) Optional Prepayments. Subject to the provisions of Section 5, the Company may, at its option, prepay at any time all or, from time to time, part of the Principal

Amount, and without penalty or premium with respect to any Principal Amount so prepaid, together with interest on the Principal Amount so prepaid accrued to the date fixed for such prepayment.

            Section 4. Events of Default; Acceleration. If any of the following events ("Events of Default") occurs:

                  (a) the Company defaults in the payment of interest on this Senior Note when the same becomes due and payable and the default continues for a period of thirty days following the date of such default, and the Holder delivers written notice of such default; or

                  (b) the Company defaults in the payment of any of the Principal Amount when the same becomes due and payable at maturity or otherwise and, in the case of any Mandatory Prepayment, such default continues for a period of thirty days following the date of such default and the Holder delivers written notice of such default; or

                  (c) there occurs an "Event of Default" (as such term is defined in any Related Senior Note) under any other Related Senior Note; or

                  (d) there occurs any default by Cayman Parent under the Guaranty Agreement and such default continues for a period of thirty days following the date of such default; or

                  (e) the Company materially breaches any covenant provided in this Senior Note; or

                  (f) Cayman Parent materially breaches any covenant provided for in the Guaranty Agreement; or

                  (g) The Company, Cayman Parent or any of their respective subsidiaries makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts as they become due, or files a voluntary petition in bankruptcy, or is adjudicated a bankrupt or insolvent, or files any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, or files any answer admitting or failing to deny the material allegations of a petition filed against the Company, Cayman Parent or any of their respective subsidiaries for any such relief, or seeks or consents to or acquiesces in the appointment of any trustee, receiver or liquidator of the Company, Cayman Parent or any of their respective subsidiaries or of all or any substantial part of the properties of the Company, Cayman Parent or any of their respective subsidiaries, or the Company, Cayman Parent or any of their respective subsidiaries or the directors or majority stockholders of the Company, Cayman Parent or any of their respective subsidiaries take any action looking to the dissolution or liquidation of the Company, Cayman Parent or any of their respective subsidiaries; or

                  (h) if, within 60 days after the commencement of any proceeding against the Company, Cayman Parent or any of their respective subsidiaries seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such proceeding has not been dismissed or if, within 60 days after the appointment, without the consent or acquiescence of the Company, Cayman Parent or any of their respective subsidiaries, of any trustee, receiver or liquidator of the Company, Cayman Parent or any of their respective subsidiaries or of all or any substantial part of the properties of the Company, Cayman Parent or any of their respective subsidiaries, such appointment has not been vacated;

then and, in any such event, the Holder at its option may, by written notice or notices to the Company, declare this Senior Note to be due and payable, whereupon the same shall forthwith mature and become due and payable together with interest accrued thereon, without presentment, demand, protest or notice, all of which are hereby waived; provided, however, that such acceleration is automatic without the necessity of any such notice in the case of Events of Default under clause (g) or (h) of this Section 4 with respect to the Company or Cayman Parent.

            Section 5. Remedies on Default, etc. (a) If an Event of Default has occurred and is continuing, the Holder may proceed to protect and enforce its rights by a suit in equity, action at law or other appropriate proceeding. No course of dealing and no delay on the part of the Holder in exercising any right, power or remedy will operate as a waiver thereof or otherwise prejudice the Holder's rights, powers or remedies. No right, power or remedy conferred hereby is exclusive of any other right, power or remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise. To the extent permitted by applicable law, the Company hereby agrees to waive, and does hereby absolutely and irrevocably waive and relinquish, the benefit and advantage of any valuation, stay, appraisement, extension or redemption law now existing or which may hereafter exist, which, but for this provision, might be applicable to any sale made under the judgment, order or decree of any court, or otherwise, based on this Senior Note or on any claim for any of the Principal Amount of, or interest on, this Senior Note.

            (b) If there shall occur any Event of Default under this Senior Note, the Company shall, unconditionally upon demand, pay or reimburse the Holder for all documented out-of-pocket expenses (including, without limitation, reasonable fees and disbursements of legal counsel, accountants, investigators and other experts) incurred by the Holder in connection with the protection, preservation, exercise or enforcement of any of the rights or remedies of the Holder under this Senior Note.

            Section 6. Covenants of the Company. The Company covenants and agrees that until it has paid to the Holder in full all amounts owing in respect of this Senior Note:

            (a) No Restricted Payments. The Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly, declare, order, pay, make or set apart any sum or property for any Restricted Payment, except that if the Company shall have made all payments of interest required on the Senior Notes in cash, each of the Company and its subsidiaries may make payments as dividends in cash on any trust preferred or similar securities that it or any of its subsidiaries may issue; provided, that such dividends, together with cash dividends paid by Cayman Parent in respect of the Series A Preferred Shares, shall not exceed $5 million per year.

            (b) Limitations on Affiliate Transactions. The Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly, engage in any transactions with FPC or any of its Affiliates or any other Affiliate of the Company, or make an assignment or other transfer of properties or assets to FPC or any of its Affiliates or any other Affiliate of the Company except (i) transactions that, in the good faith judgment of the Company Board, are no less favorable to the Company or the applicable subsidiary as it would obtain in an arms-length transaction with an unaffiliated third party or (ii) transactions and transfers among the Company and its wholly-owned subsidiaries.

            (c) Provision of Information.

                  (1) The Company shall deliver to the Holder, as and when available after the end of each of the first three quarters of each fiscal year, quarterly financial reports of the Company in the form prepared for the Company Board and, unless otherwise delivered to the Holder by Cayman Parent pursuant to the Guaranty Agreement, quarterly financial reports of Cayman Parent in the form prepared for the Cayman Parent Board. Notwithstanding anything to the contrary contained in the immediately preceding sentence, the Company shall deliver such quarterly financial reports to the Holder within forty five (45) days after the end of each relevant fiscal quarter (or, if the Company is in good faith and diligently seeking to prepare and deliver such financial information, at such later date (not exceeding sixty (60) days after the end of such quarter) as circumstances may require); and

                  (2) The Company shall deliver to the Holder, within one hundred and fifty (150) days after the end of the Company's fiscal year, (A) the audited annual financial statements of the Company (including the notes thereto), including consolidated and consolidating balance sheets, income statements and statements of cash flow, accompanied by the audit report thereon of the Company's independent public accountants and (B) unless otherwise delivered to the Holder by Cayman Parent pursuant to the Guaranty Agreement, the audited annual financial statements of Cayman Parent (including the notes thereto), including consolidated and consolidating balance sheets, income statements and statements of cash flow, accompanied by the audit report thereon of Cayman Parent's independent public accountants.

            (d) No Merger. The Company shall not consolidate or merge with or into, or sell, assign, transfer or lease all or substantially all of the assets of the Company and its subsidiaries taken as a whole to any person in any transaction not constituting a Change of Control unless the person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale or conveyance is made, assumes, by written instrument in form and substance reasonably satisfactory to the Holder, all the obligations of the Company arising under this Note. Notwithstanding the foregoing, the Company shall not consolidate or merge with or into, or sell, assign, transfer or lease all or substantially all of the assets of the Company and its subsidiaries taken as a whole to any person in any transaction not constituting a Change of Control if a primary purpose of such transaction is to avoid any restriction on the Company contained in this Section 6.

            Section 7. Notice of Certain Events. The Company shall provide the Holder with written notice of any Event of Default promptly following (and not later than five business days following) any senior officer of the Company obtaining actual knowledge thereof.

            Section 8. Amendments and Waivers. Neither this Senior Note nor any term hereof may be amended or waived orally or in writing, except that any term of this Senior Note may be amended and the observance of any term of this Senior Note may be waived (either generally or in a particular instance and either retroactively or prospectively) with (but only with) the written consent of the Company and the Holder.

            Section 9. Notices. Any notice or communication must be given in writing or delivered in person or sent by documented overnight delivery service addressed as follows:

            if to the Company:

            Wind River Investment Corporation
            c/o Fox Paine & Company, LLC
            950 Tower Lane
            Suite 1150
            Foster City, California  94404
            Attention:  Saul A. Fox

            with a copy to:

            Wachtell, Lipton, Rosen & Katz
            51 West 52nd Street
            New York, New York  10019
            Attention:  Elliott V. Stein
                        Mitchell S. Presser

            if to the Holder:

            c/o The AMC Group, L.P.
            555 Croton Road, Suite 300
            King of Prussia, Pennsylvania  19406
            Attention:  President

            with a copy to:
            Drinker Biddle & Reath LLP
            One Logan Square
            18th and Cherry Streets
            Philadelphia, Pennsylvania  19103
            Attention:  Robert C. Juelke

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

            Section 10. Restrictions on Transfer.

            (a) Subject to the provisions of clause (b) below, the Holder may not sell, transfer, assign, encumber or otherwise dispose of this Senior Note; provided, however, that the Holder may transfer this Senior Note to any Trust, any Affiliate of the Trusts or to the principal (i.e. corpus) beneficiaries of any Trust. Notwithstanding the foregoing sentence but subject to the provisions of Section 10(b) hereof, if an Event of Default described in Section 5 hereof has occurred and is continuing, no consent of the Company shall be required to sell, transfer, assign, encumber or otherwise dispose of this Senior Note.

            (b) In addition to the foregoing, because this Senior Note has not been registered under the Securities Act or any applicable state securities or blue sky laws, it may not be sold, transferred or otherwise disposed of without such registration unless the sale, transfer or disposition can be effected without such registration and in compliance with the Securities Act and such laws. The Holder shall not sell, transfer or otherwise dispose of all or any part of this Senior Note other than pursuant to an effective registration statement under the Securities Act, without first notifying the Company prior to such sale, transfer or disposition and, if requested by the Company, delivering to the Company a written opinion of legal counsel experienced in Securities Act matters, in form and substance reasonably satisfactory to the Company, and by such other evidence as the Company may reasonably require, that an exemption from registration is available under the Securities Act and any applicable state securities or blue sky law.

            Section 11. General.

            (a) This Senior Note is governed by and shall be construed and enforced in accordance with the laws of the State of Delaware for contracts made and wholly performed within that state and shall be construed as if drafted equally by the parties.

            (b) This Senior Note amends and restates and reflects the same indebtedness as the original Senior Note issued by the Company on September 5, 2003 (the "Original Senior Note"), in order to reflect changes in the terms of the Senior Note. This Senior Note does not represent a novation or termination of the debt evidenced by the Original Senior Note.

            IN WITNESS WHEREOF, the Company has caused this Senior Note to be executed and delivered on the date first written above.

                                       WIND RIVER INVESTMENT CORPORATION


                                       By:
                                          ----------------------------------
                                          Name:
                                          Title:


                         [SIGNATURE PAGE TO SENIOR NOTE]